Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Wisconsin Energy Corporation and Integrys Energy Group, Inc. will host a conference call at 10:30 a.m. Central time with the financial community. A copy of the presentation to be used in connection with the conference call follows:

Wisconsin Energy To Acquire  Integrys Energy Group June 2014

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses  of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Agenda Strategic Rationale and Transaction Overview Benefits to Integrys Shareholders and Customers Financial Summary Approval Timeline Q&A

Executive Summary WEC to acquire Integrys for $71.47 per share Strategic acquisition that creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Combination will offer significant benefits to Integrys and WEC shareholders and customers Meets WEC’s acquisition criteria Accretive to earnings starting in first full calendar year of combined operations Largely credit neutral Long-term growth prospects of combined entity greater than or equal to standalone company Combined company’s long term EPS growth rate 5-7%

Combination strong both operationally and financially Strategic Fit Operational Strong geographic fit and complementary operations Majority ownership of ATC Regulatory diversification Financial EPS growth rate of 5-7%, over 99% from regulated operations Charitable contributions and community involvement to be maintained at historic levels Continued strong balance sheet and cash flow

Excellent geographic fit Pro Forma Company Overview Combined Service Territory (1) Company Statistics Minnesota Wisconsin Illinois Michigan $15 billion market cap 1.5 million electric customers  2.8 million gas customers 60% ownership of ATC (2)  71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015 (3) Integrys Gas Integrys Combo Service Wisconsin Energy 1. Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. 3. See slide 18 for calculation 2. Calculated as % ownership of total ATC transmission lines. WEC and TEG own 26.2% and 34.07% of ATC, respectively. 3. See slide 18 for calculation

A leading Midwest utility Pro Forma Company Competitive Position Publicly Traded Electric and Gas Utilities - Market Value (in $ billions) U.S. Gas Customers (in thousands) U.S. Electric & Gas Customers (in thousands) Source: FactSet, Company Filings, and Investor Presentations.  Market data as of 6/20/2014. PF WEC market cap based on pro forma shares of 320 million. 1. Represents 1,708,600 TEG gas customers (pro forma for announced acquisition of Alliant Energy’s natural gas distribution business in Minnesota) and 1,079,800 WEC gas customers. 2. Represents 2,153,600 TEG gas and electric customers (pro forma for announced acquisition of Alliant Energy’s natural gas distribution business in Minnesota and pro forma for announced sale of UPPCO to Balfour Beatty Infrastructure Partners) and 2,208,545 WEC gas, steam and electric customers.

Summary of key transaction components Transaction Overview Headquarters Leadership Name Ownership Corporate headquarters in metropolitan Milwaukee Continued operating headquarters in Green Bay, Chicago, and Milwaukee Chairman and CEO: Gale Klappa Other senior leadership roles in combined company filled by current WEC senior officers WEC board to add three members from TEG board Upon closing, new company name will be WEC Energy Group, Inc. Ticker remains WEC 72% current WEC shareholders, 28% current TEG shareholders

Agenda Strategic Rationale and Transaction Overview Benefits to Integrys Shareholders and Customers Financial Summary Approval Timeline Q&A

Upsides for Integrys stakeholders Benefits to Integrys Operational Strong geographic fit and operations mix Majority ownership of ATC Continued excellence in reliability and customer satisfaction Financial Attractive premium for Integrys shares and opportunity to participate in the upside of continuing ownership WEC’s strong cash flow will help fund regulated investment Increased liquidity and reduced cost of capital Strong dividend growth

Integrys rationale for transaction Why combine with WEC? Acceleration of Integrys’ strategic plan Move from a sustainable dividend to dividend growth Execute next step in asset management strategy by selling retail supply business Financial backing to grow regulated business at higher end of growth range Join with a company whose culture and operational excellence complements our own Shared values, similar mission and vision Continued community involvement in our service areas Takes Integrys to next level of size and scale

Integrys Energy Services (IES) Sale IES Overview Provides retail gas and electric marketing across 22 states in the northeastern quadrant of the U.S. and D.C. Sales of $2 billion in 2013 Announcing we are in the late stages of a competitive process to divest IES Expect to close in 2014 IES’ solar power generation business not part of sale

Agenda Strategic Rationale and Transaction Overview Benefits to Integrys Shareholders and Customers Financial Summary Approval Timeline Q&A

Key financial metrics Summary of Financial Terms Wisconsin Energy to purchase Integrys for $71.47 per share (based on 6/20 close) 17.3% premium to Integrys’ spot price 22.8% premium to Integrys’ volume-weighted average share price over the past 30 trading days Overall Integrys transaction value: $9.1 billion $5.8 billion for Integrys shares $3.3 billion of assumed Integrys debt 74% equity, 26% cash Fixed exchange ratio of 1.128 WEC shares per TEG share $18.58 per share cash consideration

Key financial metrics (cont.) Summary of Financial Terms (cont.) Wisconsin Energy to terminate share repurchase program Dividend policy Integrys shareholders neutral initially (1) Current dividend policy for WEC shareholders until closing WEC shareholders to receive dividend increase at time of close Expected to be accretive to both sets of shareholders in future years Consideration for regulated business Regulated enterprise value as multiple of 2015 rate base =   1.55 X (2) (1)  See page 25 in appendix;  (2) See page 26 in appendix

A Track Record of Performance WEC Rate Base Investment – end of 2013 Retail Electric and Gas Utilities Wisconsin, Michigan, and FERC jurisdictions Growth driven by annual average capital spend of $700 million per year, primarily by electric and gas infrastructure renewal (Deliver the Future) Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 26.2% of ATC’s rate base Average annual investment of $330 million per year Note:   Power the Future value is book value of investment. $10.0 Billion $0.7 $2.7 $6.6 Utilities PTF Transmission

Where We Go From Here Pro Forma Rate Base Investment – end of 2015 Retail Electric and Gas Utilities Wisconsin, Illinois, Michigan, Minnesota,  and FERC jurisdictions Growth driven by average annual capital spend of $1.4 billion per year, e.g. Deliver the Future and Wisconsin Public Service reliability project (SMRP) Environmental investments at Wisconsin Public Service Natural gas infrastructure in Chicago Power the Future 12.7% ROE fixed in lease agreements Wholesale Electric Transmission 12.2% ROE with true-up 60% of ATC’s rate base Average annual investment of $330 million per year Note:   Power the Future value is book value of investment. $16.8 Billion $1.9 $2.8 $12.1 Utility PTF ATC

Agenda Strategic Rationale and Transaction Overview Benefits to Integrys Shareholders and Customers Financial Summary Approval Timeline Q&A

Next Steps Approval timeline Anticipating regulatory approvals in next 12 months: Wisconsin, Illinois, Michigan, and Minnesota FERC, Hart-Scott-Rodino, FCC Regulatory filings in July and early August WEC and TEG shareholder approvals later this year Expect transaction to close summer of 2015

Conclusion Combination creates a leading electric and natural gas utility in the Midwest and a top ten gas distribution company Ownership of the ATC positions us for transmission growth Strong rate base growth Complementary cultures, operations, and financial strength position us for growth

Q&A

Appendix

WEC and TEG Overview By Operating Company Wisconsin Energy Corp. Michigan Gas Utilities Corporation Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Wisconsin Public Service Corporation Note: assumes sale of Integrys’ UPPCO subsidiary Minnesota Wisconsin Gree Bay Milwaukee Michigan Chicago Illionois

Dividend Parity – Illustrative Example (based on current annual dividends per share) 1. For illustrative purposes, assumes Wisconsin Energy’s 10 trading day average closing price at  the effective merger close date is equal to Wisconsin Energy’s closing stock price as of June 20th, 2014. Per Share DIVIDEND EXCHANGE RATIO Wisconsin Energy 10 trading day average closing price at effective merger close date (1) $46.89 x Stock consideration exchange ratio 1.128x = Value of stock consideration $52.89 + Value of cash consideration $18.58 = Total transaction consideration $71.47 / Wisconsin Energy 10 trading day average closing price at effective merger close date (1) $46.89 = Dividend Exchange Ratio 1.524x ADJUSTED DIVIDEND Current Integrys dividend $2.72 ¸ Dividend Exchange Ratio 1.524x Implied Wisconsin Energy adjusted dividend $1.78 Current Wisconsin Energy dividend $1.56 Wisconsin Energy dividend uplift for parity $0.22 or 14.4%

Regulated Enterprise Value as Multiple of 2015 Rate Base Calculation ($ Billions) Enterprise Value (excluding ATC proportional debt) $9.1 + ATC proportional debt 0.7 = Enterprise Value (including ATC proportional debt) $9.8 - Approximate Book Value of Non-Regulated Businesses (0.5) = Regulated Enterprise Value $9.3 2015E Rate Base - Electric and Gas Utilities $4.9 + 2015E Rate Base – ATC Proportional 1.1 = 2015E Total Rate Base $6.0 Regulated Enterprise Value / 2015E Total Rate Base 1.55x Note:  ATC values based on Integrys ownership of approximately 34%

Current and Pro Forma Business Mix Regulated Business Mix Current WEC Pro Forma WEC Electric Utility 78% Gas Utility 15% ATC 7% Gas Utility 24% ATC 11% Electric Utility 65%